

Mail Stop 4628

September 20, 2017

Garrett B. Smith
Vice President, General Counsel and Corporate Secretary
Ultra Petroleum Corp.
400 North Sam Houston Parkway East
Suite 1200, Houston, Texas 77060

> **Re:**   **Ultra Petroleum Corp.**
> **Form 10-K/A for the Fiscal Year ended December 31, 2016**
> **Filed April 26, 2017**
> **Response dated August 31, 2017**
> **File No. 001-33614**

Dear Mr. Smith:

We have reviewed your August 31, 2017 response to our prior comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2017 letter.

Form 10-K/A for the Fiscal Year ended December 31, 2016

Explanatory Note

1.   We note that you filed a Form 8-K on August 31, 2017, to include pro forma financial statements to illustrate the effects of your bankruptcy in response to prior comment 1, which include disclosure of having entered into a new seven-year agreement with Rockies Express Pipeline for transportation services that will begin on December 1, 2019. We see that you include pro forma adjustments to remove your legacy transportation costs for both periods, but have not explained how depicting zero transportation costs for all throughput that occurred in 2016 and in the subsequent interim period yields an appropriate view.

Please explain how you transported product subsequent to the breach of contracts with Sempra Rockies Marketing LLC and Rockies Express Pipeline, describe the salient terms of the interim arrangements, including the costs that were incurred and the manner of reporting them in your historical financial statements.

Tell us how you considered (i) including an adjustment based on the newly negotiated rate applied to the actual historical volumes of throughput, and (ii) making no adjustment to eliminate the historical transportation expense, since the newly negotiated contracts are not effective until the end of 2019.

2. We observe that you have included pro forma oil and gas reserve information, along with the pro forma financial information referenced above, adding quantities that would have been reported as proved undeveloped reserves were it not for the uncertainties that preceded and which were resolved through the bankruptcy, in response to prior comment 4. Please include the individual quantities encompassed in the pro forma adjustment, representing oil, gas and NGL proved undeveloped reserves.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Attorney-Adviser, at (202) 551-3271 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources